Vitro Biopharma, Inc.

3200 Cherry Creek Drive South, Suite 410

Denver, CO 80209

Date: July 1, 2024

Via EDGAR

Division of Corporation Finance Office

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Jessica Dickerson Alan Campbell

Re:	Vitro Biopharma, Inc.
Response to the Staff’s Comments on Registration Statement on Form S-1/A8 Filed on February 2, 2024
File No. 333-267366

Dear Ms. Dickerson and Mr. Campbell,

This letter is in response to the letter dated February 21, 2024 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Vitro Biopharma, Inc. (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended registration statement on Form S-1 (“Amendment No. 9”) is being filed to accompany this letter.

Amendment No. 8 to Form S-1 filed February 2, 2024

Cover Page

1.	We note your disclosure that you have applied to have your stock listed on the Nasdaq Capital Market. Given that you do not currently meet any of the current listing standards, please remove all references to your application to list on Nasdaq from your cover page and state that purchasers in this offering are purchasing illiquid shares.

Response: Please be advised that we are intending to list on the NYSE American LLC (“NYSE American”) and have edited the applicable disclosures in Amendment No. 9.

About this Offering, page 11

2.	We note your disclosure that you have applied to list your stock on Nasdaq. Please revise this disclosure, as well as every other reference to your potential Nasdaq listing throughout the prospectus, to disclose the following:
	●	that you do not satisfy any of Nasdaq’s current listing standards, you are pursuing a novel approach to listing and your common stock may never be approved for listing;
	●	that if your common stock is approved for listing by Nasdaq, the opening price will be determined according to Nasdaq rules and may be below the $15.00 fixed price, which would result in an immediate loss for any investors purchasing at the fixed price in this offering; and
	●	that there is no current market for your common stock and that investors who purchase shares of your common stock in this offering cannot currently access a liquid market to further transact in your stock.

Response: Please be advised that this item is no longer applicable. As stated previously in item 1, we are intending to list on the NYSE American.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations for the year ended October 31, 2023 compared to the year ended October 31, 2022, page 60

3.	We note your disclosure stating that, during Fiscal 2023, you recorded impairment expense of $334,057 against amortizable intangible assets related to your assessment of future cash flows within InfiniVive. In accordance with ASC 350-30-50-3, please expand your disclosure to explain the facts and circumstances that led to the impairment and the method for determining the fair value.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the MD&A section throughout the Amendment accordingly.

Critical Accounting Estimates

Goodwill, page 63

4.	We note the goodwill related to InfiniVive is significant to your financial statements. Please expand your disclosure to identify your reporting units that have goodwill and indicate, if true, that the fair values of these reporting units are substantially in excess of their carrying values. Identify any reporting units with a fair value not substantially in excess of their carrying value, and quantify the related goodwill associated with these reporting units. For any reporting unit with a fair value not substantially in excess of their carrying value, provide investors with additional information regarding the risk associated with the reporting unit, including the following information necessary to assess the probability of a future material impairment charge:
	●	the percentage by which fair value exceeded carrying value as of the date of the most recent test;
	●	the amount of goodwill allocated to the reporting unit;
	●	a description of the key assumptions used and how the key assumptions were determined;
	●	a discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible; and
	●	a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

You may wish to refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of Interpretive Release No. 33-8350.

Response: The Company respectfully acknowledges the Staff’s comments and has revised the MD&A section throughout the Amendment accordingly.

In accordance with item 303(a)(3)(ii) of Regulation S-K and Section V of Interpretive release No. 33-8350, the Company determined there are no known events that would cause a material change in the company’s critical accounting measurements; however, that is dependent upon the Company’s ability to further implement its business plan and generate additional revenue. A failure to execute on its business plan could potentially impact the carrying value of the Goodwill as recorded.

Business

Core Development Programs, page 67

5.	We note your disclosure that you “intend to initiate [y]our FDA cleared clinical trials for PTHS and Long COVID in late 2023 pending completion of this offering and IRB approval of clinical trial agreements with contemplated collaborators and clinical trial sites.” Please update this disclosure to reflect an updated timeline and to clarify whether the initiation of these clinical trials still is pending completion of this offering, or is otherwise pending the receipt of additional financing, given the change in the nature of the proposed transaction described in the registration statement. To the extent necessary or appropriate, please also update any other plans and timelines throughout the prospectus. For example, we note disclosure on pages 5, 68, and 77 that one of your customers “is planning to commence a pivotal Phase 3 clinical trial in Australia in late 2023 . . . .”

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosures as requested.

Management, page 111

6.	We note your disclosures in this section regarding a director nominee who will become a director upon the listing of your common stock on Nasdaq, as well as your disclosures on pages 114-116 regarding your expectations for changes to the structure and composition of your Board of Directors and its committees prior to the listing of your common stock on Nasdaq. Now that the proposed transaction described in the registration statement is no longer contingent upon the listing of your common stock on Nasdaq, please clarify whether you intend to implement these changes to your Board of Directors and its committees in the event your common stock is not approved for listing on Nasdaq.

Response: Please be advised that we intend to implement the noted changes to our Board of Directors and committees in the event our common stock is approved for listing on the NYSE American as stated in Amendment No. 9.

Principal Stockholders, page 132

7.	We note the removal of Nathan Haas from the table in this section. Please revise the table to include Nathan Haas and the required information about his beneficial ownership. In this regard, although Nathan Haas resigned as your Chief Financial Officer, he is still a named executive officer and should be included in the table. Refer to Item 403(b) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comments and has revised the table of the Amendment accordingly.

Plan of Distribution, page 143

8.	We note your disclosure that the selling stockholders will offer their shares at a fixed price of $15.00 per share. Please revise to provide the disclosure required by Item 505 of Regulation S-K.

Response: Please be advised that this item is no longer applicable.

9.	Please revise this section to describe how the opening price for your shares of common stock will be determined if your common stock is approved for listing on the Nasdaq Capital Market.

Response: Please be advised that this item is no longer applicable.

10.	Please confirm that if you receive a Nasdaq listing you will file a post-effective amendment.

Response: Please be advised that this item is no longer applicable.

***

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. The Company requests that the Staff contact it as soon as practical with any additional comments in order that those comments can be addressed expeditiously. If you have any questions or would like further information with regard to the foregoing, please do not hesitate to contact our outside counsel by phone at (917) 676-4534 or by email at JCahlon@SRFC.LAW.

Very truly yours,

/s/ Christopher Furman
Name:	Christopher Furman
Title:	Chief Executive Officer